# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metalpha Technology Holding Limited, CIK 0001682241
CUSIP: G28365107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Suite 6703-04, Central Plaza,, 18 Harbour Road, Wan Chai, Hong Kong, China (F4), 000000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001965752

## Reporting persons
- Xianqun Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,049,912; shared voting power 0; sole dispositive power 3,049,912; shared dispositive power 0; aggregate amount beneficially owned 3,049,912 (7.7% of the class)
  Comment: Notes in relation to Items 5, 7 and 9: Represents 3,049,912 Ordinary Shares (as defined below) held by the Reporting Person (as defined below), which consists of (i) 1,120,000 Ordinary Shares held by the Reporting Person; (ii) 535,322 Ordinary Shares received upon the cashless exercise of warrants to purchase 900,000 Ordinary Shares, which were issued pursuant to a consulting and warrant issuance agreement dated October 27, 2021, among the Issuer (as defined below), the Reporting Person and three other consultants; and (iii) 1,394,590 Ordinary Shares received upon the cashless exercise of warrants to purchase 1,920,000 Ordinary Shares, which were issued pursuant to a securities subscription and warrant purchase agreement dated June 30, 2022, among the Reporting Person, the Issuer and certain other parties.
  
  Notes in relation to Item 11: Percentage of class is based on 39,498,371 Ordinary Shares issued and outstanding as of March 31, 2025, which information was provided by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Metalpha Technology Holding Limited
Address of issuer's principal executive offices: Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China.

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G is filed by Mr. Xianqun Hu (the "Reporting Person").
Address of principal business office or, if none, residence: The residential address of the Reporting Person is Room 602 Tower 4, Langshi Green Jiequ Huijing Rd, Yuhuatai District, Nanjing, the People's Republic of China.
Citizenship: The Reporting Person is a citizen of the Peoples' Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,049,912
Percent of class: 7.7%
Sole power to vote or to direct the vote: 3,049,912
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,049,912
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Xianqun Hu: /s/ Xianqun Hu, XIANQUN HU (07/07/2025)